Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and its financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Our business mainly came from software development portfolio. The proportion of revenue was 100% and 99.9% for the six months ended December 31, 2024 and 2023, respectively. The proportion of revenue was 99.25% and 98.6% for the years ended June 30, 2024 and 2023, respectively.

We also conduct exhibition and conference services, as well as hardware sales, which are two minor portfolios that generated no revenue for the six months ended December 31, 2024 and 2023, and 0.74% and 0.01% for the year ended June 30, 2024, and 1.4% and nil for the year ended June 30, 2023, respectively.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of this consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue recognition

3e Network applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented. The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when contracted goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

We elected a practical expedient that it does not adjust the contract consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its contracted services or deliverables to its customers and when the customer pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

We are a B2B IT business solutions provider. Started as a business that focuses on integrated software solutions in the property management and exhibition services spaces, we have expanded our software solution offering to reach across a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Our revenue streams include software development services, exhibition and conference software sales, and exhibition and conference hardware sales.

Software development services

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

The Company enters into a distinct contract with its customer for the provision of software development services. The revenue generated from software development services is generally on a fixed price basis. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Revenue from software development services contracts requires the Company to design a software system based on clients’ specifications or provide them with standard software. The contract covenants include (1) developing software according to client specifications, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to clients, (4) providing training on the use of the software and (5) option to purchase warranty. The required work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we provide a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty, so we do not consider it a separate performance obligation. The costs to us of fulfilling our obligation under the warranty clause have been immaterial.

Covenants (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Covenants (4) and (5) identified in the customized software development contract are immaterial when considering both the qualitative and quantitative factors of these performance obligations. Therefore, the Company concludes that we should combine all of the services in a software service contract into a single performance obligation. The single performance obligation identified is to develop, test and deploy, and deliver the software according to client specifications. We recognize revenue for the delivery of customized software development service at a point in time when the system is delivered to the client for acceptance testing and the acceptance report is signed, which represents the point in time that the performance obligation of the contract is satisfied and the ownership control of the software is transferred to the client.

Differences between the timing of billings and the recognition of revenues are recorded as advance from customers which is classified as current liabilities on the consolidated balance sheets. When the right to payment becomes unconditional, the amount due from the customer under the contract, net of the related advances from the customer, is recorded as accounts receivables.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenues.

We work closely with the customers to analyze their software requirements, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For the six months ended December 31, 2024 and 2023, our main products under our custom software solutions offering include software products developed for property management companies, restaurant management, intelligent music generation, and highway monitoring and control. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. For example, in 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with designed power generation capacity under 10 megawatts or management companies that manage distributed solar power plants of that size. Our designed system allows management to access it via a mobile device or a PC to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to asset recording.

Exhibition and conference services

We provide materials and hardware such as gates, card readers, visitor tags, and health code readers and personnel required to operate the hardware to exhibition and conference organizer in exhibition and conference services. The service is to provide an entrance system for the exhibition and conference to record and monitor its visitors and participants. The pricing of the service is usually determined with a markup based on the cost of materials, hardware and labor cost. The contract is generally for a fixed period covering the set-up time and the exhibition or conference period. There are no warranties provided for this service.

We have a relatively small number of customers for our exhibition and conference services. Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive IT business solution provider, and we do not have long-term commitments from any of our customers to purchase our services. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. A number of factors other than our performance could also cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, customers’ decision to switch to another service provider.

For this type of service, it involves a series of interrelated tasks that cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. Therefore, we recognize a single performance obligation to provide the complete service to the client during the contract period. The ownership control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefit when the complete service is provided. Thus, the revenue is recognized at a point in time when the provision of service is completed.

Hardware sales

We sell hardware such as gates, facial recognition gate control units and card readers to our customers. The hardware is generally used by our customers along with the software developed by us. The hardware can be provided with or without installation services, although we provide both hardware deliveries and installation services. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an add-on process to make the hardware operable. The single performance obligation identified is the provision of hardware to the customers. Revenue is recognized when the customer has confirmed the receipt of the hardware, which is the point in time that the ownership control of the product is transferred to the customer and the performance obligation is satisfied.

Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. An allowance for credit losses is recorded in the period when loss is probable. We determine the adequacy of a reserve for credit losses based on individual account analysis and historical collection trends. We establish a provision for credit losses when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. We regularly review the adequacy and appropriateness of the allowance for credit losses.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this form.

Seasonality and customer concentration

There is no seasonality in our business operations throughout the year. Our customer base for software development services tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year. For the exhibition and conference services, we believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our business and financial results include the following:

●	Our ability to expand our customer base and generate more business from existing customers. We strive to provide our customers with the best services as satisfied customers are more likely to stay as our existing customers. Also, satisfied customers are more likely to recommend us to their peers. We work closely with our customers so that software solutions recommended by us can satisfy their needs and improve their efficiencies.

This marketing strategy allows us to minimize our marketing expenses but still get effective marketing. Revenue derived from a customer will usually decline after the initial order when the customer has acquired the basic IT system that it needs. In addition, for the year ended June 30, 2024, our top 4 customers, Zhejiang Kewoyi International Trading Limited, Dongguan Fanxin Electric Technology Limited, Beijing Boyuanhua Technology Co., Ltd. and Henan Chuanyi Technology Partnership Limited account for 25%, 17%, 12% and 10%, respectively of our revenue. There are inherent risks with having a large percentage of total revenues concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. Therefore, it is important that we develop new products and new customers. For the year ended June 30, 2024, our total revenue increased by 173.0%, or $2,890,612, compared to the year ended June 30, 2023. The revenue for the year ended June 30, 2024 derived from new customers amounted to $4,267,601, or 93.5% of our total revenue, while revenues from our existing customers only represented 6.7% for the same period. For the six months ended December 31, 2024, revenue derived from new customers amounted to $2,917,618 or 93.3% of our total revenue. For the six months ended December 31, 2023, the revenue derived from new customers amounted to $2,701,157, or 90.9% of our revenue.

●	Our ability to expand our software product range. Based on our experience, our revenue from existing customers will drop after they have installed the basic software system. Therefore, it is important that we introduce new software products that meet the evolving needs of our customers and attract new customers. Our product design team is in close contact with participants in the markets that we operate to gain first-hand knowledge of the latest trends and issues of concerns to the participants in the markets, which allows us to design software products that can improve the efficiency of our customers and meet their needs in a cost-effective way. Also, through research and development, we have actively invested in broadening our product lines. Due to the concentration of our customer base and our billing model as a seller of one-time software solution rather than as a Software-as-a-Service (SaaS) provider, we will need to continue to launch new products to serve our existing customers and attract new customers. In 2023, we launched a new software product category, solar plant management system, which generated $386,420 in revenue and accounted for 23.5% of software development services revenue in the years ended June 30, 2023. In 2024, we developed software products for Intelligent music generation and highway monitoring and control, which generated $1,125,680 and $776,452 in revenue and accounted for 24.7% and 17.0% of software development service revenue in the year ended June 30, 2024, respectively. For the six months ended December 31, 2024, we further generated $1,000,000 for the Intelligent music generation which represented 32% of software development service revenue, which was nil for the six months ended December 31, 2023.

●	Our ability to attract, retain and motivate qualified employees. We pay particular attention in recruiting the right talent to join the Company. We develop intern programs with universities and technical colleges to support the talents in the community and get more exposure to graduates in the early stage of their career path. We provide on-the-job training to our staff, and encourage them to attend technical seminars and courses to update their knowledge. We believe our approach to attract and develop talents allows us to achieve a relatively low turnover among our technical staff.

Results of Operations

	Year ended June 30, 2024	As % of sales	Year ended June 30, 2023	As % of sales	Increase/ (Decrease)%		Six Months ended December 31, 2024	As % of sales	Six Months ended December 31, 2023	As % of sales	Increase/ (Decrease)%
Revenue	4,561,963	100.0	1,671,351	100.0	2,890,612	173.0	3,128,203	100.0	2,972,111	100.0	156,092	5.3
Cost of revenue	(2,247,340)	(49.3)	(396,360)	(23.7)	(1,850,980)	(467.0)	(1,528,919)	(48.9)	(1,891,313)	(63.6)	(362,394)	(19.2)
Taxes and other surcharges	(9,934)	(0.2)	(3,788)	(0.2)	(6,146)	(162.2)	(5,623)	(0.2)	(13,488)	(0.5)	(7,865)	(58.3)
Gross profit	2,304,689	50.5	1,271,203	76.1	1,033,486	81.3	1,593,661	50.9	1,067,310	35.9	526,351	49.3
Operating expenses
Selling and marketing	(69)	(0.0)	(2,139)	(0.1)	2,070	96.8	—	—	2,085	0.1	(2,085)	(100.0)
General and administration expenses	(303,405)	(6.7)	(171,012)	(10.2)	(132,393)	(77.4)	199,513	6.4	129,772	4.4	69,741	53.7
Research and development expenses	(191,504)	(4.2)	(86,392)	(5.2)	(105,112)	(121.7)	149,785	4.8	119,437	4.0	30,348	25.4
Exchange gain/(loss)	12,874	0.3	51,063	3.1	(38,189)	(74.8)	(21,150)	(0.7)	25,237	0.8	(46,387)	(183.8)
Total operating expenses	(482,104)	(10.6)	(208,480)	(12.5)	(273,624)	(131.2)	328,148	10.5	276,531	9.3	51,617	18.7
Income from operation	1,822,585	39.9	1,062,723	63.6	759,862	71.5	1,265,513	40.4	790,779	26.6	474,734	60.0
Other income	10,178	0.2	7,930	0.5	2,248	28.4	1,582	0.1	10,117	0.3	(8,535)	(84.4)
Income before income tax	1,832,763	40.1	1,070,653	64.1	762,110	71.2	1,267,095	40.5	800,896	26.9	466,199	58.2
Income tax	(284,416)	(6.2)	(74,496)	(4.5)	(209,920)	(281.8)	(197,768)	(6.3)	(116,503)	(3.9)	(81,265)	(69.8)
Net income	1,548,347	33.9	996,157	59.6	552,190	55.4	1,069,327	34.2	684,393	23.0	384,934	56.2

For the six months ended December 31, 2024 and 2023

Revenues

We derive our revenues by providing IT consulting and solutions, mainly including: (1) software development services, which primarily includes customized software development service with acceptance requirement, which are billed on a fixed price basis, (2) exhibition and conference services where we provide hardware and personnel to exhibition and conference organizers for a fixed price over an agreed period generally covering the set up time and the exhibition and/or conference period, (3) hardware sales of gates and face recognition gate units and (4) others which includes transaction-based commissions for providing client with property management fee collection tools.

The following table presents our revenues by our service lines.

	Six months ended December 31, 2024		Six months ended December 31, 2023
	Revenue	%	Revenue	%	Variance	%
Software development services	3,128,203	100.0	2,971,671	99.98	156,532	5.3
Exhibition and conference services	—	—	—	—	—	—
Hardware sales	—	—	210	0.01	(210)	(100.0)
Others	—	—	230	0.01	(230)	(100.0)
Total	3,128,203	100.0	2,972,111	100.0	156,532	5.3

Our total revenues increased by $156,532, or 5.3%, to $3,128,203 for the six months ended December 31, 2024 from $2,972,111 for the six months ended December 31, 2023. The increase in overall revenues reflected the efforts to expand our customer base in the markets with software development services.

Revenue from software development services increased by $156,532 or 5.3% to $3,128,203 for the six months ended December 31, 2024 from $2,971,671 for the six months ended December 31, 2023. This was brought by the efforts to expand our customer base and develop new software for new customers.

Exhibition and conference services decreased by $210, or 100% to nil for the six months ended December 31, 2024 from $210 for the six months ended December 31, 2023. We do not have exhibition and conference service provided during the period as we have focused our efforts to provide software development service.

Cost of revenue

Our cost of revenue comprises mainly of payroll cost to our IT professionals, direct support staff cost, traveling expenses and software development costs paid to outsourced company. Cost of revenue decreased by $362,394 or 19.2% to $1,528,919 for the six months ended December 31, 2024 from $1,891,313 for the six months ended December 31, 2023 as a result of outsourcing part of our development process and conducting high margin business. As a percentage of revenue, our cost of revenue decreased to 48.9% for the six months ended December 31, 2024 from 63.6% for the six months ended December 31, 2023.

Gross profit

Our gross profit increased by $526,351, or 49.3%, to $1,593,661 for the six months ended December 31, 2024 from $1,067,310 for the six months ended December 31, 2023. As a percentage of revenues, our gross margin increased from 35.9% for the six months ended December 31, 2023 to 50.9% for the six months ended December 31, 2024. The increase was due to our effort in selling more higher margin services and reducing our marketing in low margin business.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel, and other expenses relating to our marketing activities. Selling and marketing expenses decreased by $2,085 or 100.0% from $2,085 for the six months ended December 31, 2023 to nil for the six months ended December 31, 2024. The decrease was primarily due to the decrease in need of marketing activities.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses directly relating to our R&D activities. Our R&D expenses increased to $149,785 for the six months ended December 31, 2024 from $119,437 for the six months ended December 31, 2023. The increase was mainly due to the increase in research project due to the expansion of our business. We expect R&D expenses to increase as we develop more new products in future years.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $69,741 or 53.7% from $129,772 for the six months ended December 31, 2023 to $199,513 for the six months ended December 31, 2024, which was due to a combination of increase in social insurance fee of $19,453 and bad debt expenses of $62,093 for the six months ended December 31, 2024, compared to the social insurance fee of $9,832 and bad debt expenses of $36,670 for the six months ended December 31, 2023.

Exchange gain/(loss)

Exchange gain/(loss) primarily included gain and loss from accounts receivable due to exchange rate fluctuation.

Other income, net

Other income primarily included government subsidies.

Income before income taxes

Our income before income taxes increased by $466,199 to $1,267,095 for the six months ended December 31, 2024 from $800,896 for the six months ended December 31, 2023.

Provision for income taxes

Our provision for income taxes for the six months ended December 31, 2024 was tax expense of $197,768 and $116,503 for the six months ended December 31, 2023, which were mainly from our Hong Kong and PRC subsidiaries.

Net Income

Net income increased by $384,934 or 56.2% to $1,069,327 for the six months ended December 31, 2024 from $684,393 for the six months ended December 31, 2023.

Other comprehensive income

Foreign currency translation adjustments amounted to an expense of $12,244 and an income of $42,311 for the six months ended December 31, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at 7.2993 RMB to 1.00 USD as compared to 7.0999 RMB to 1.00 USD as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended December 31, 2024 and 2023 were 7.1767 RMB to 1.00 USD and 7.2347 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended June 30, 2024 and 2023

Revenues

We derive our revenues by providing IT consulting and solutions, mainly including: (1) software development services, which primarily includes customized software development service with acceptance requirement, which are billed on a fixed price basis, (2) exhibition and conference services, where we provide hardware and personnel to exhibition and conference organizers for a fixed price over an agreed period, generally covering the set up time and the exhibition and/or conference period, (3) hardware sales of gates and face recognition gate units and (4) others which includes transaction-based commissions for providing client with property management fee collection tools.

The following table presents our revenues by our service lines.

	Year ended June 30, 2024		Year ended June 30, 2023
	Revenue	%	Revenue	%	Variance	%
Software development services	4,527,581	99.3	1,647,474	98.6	2,880,107	174.8
Exhibition and conference services	33,750	0.7	23,089	1.4	10,661	46.2
Hardware sales	210	0.0	—	—	210	100.0
Others	422	0.0	788	0.0	(366)	(46.4)
Total	4,561,963	100.0	1,671,351	100.0	2,890,612	173.0

Our total revenues increased by $2,890,612, or 173.0%, to $5,527,581 for the year ended June 30, 2024 from $1,671,351 for the year ended June 30, 2023. The increase in overall revenues reflects a recovery from the operational challenges experienced during the year ended June 30, 2023, caused by COVID-19 restrictions in our operating markets. This growth is also attributed to our efforts in attracting new customers.

Revenue from software development services increased by $2,880,107 or 174.8% to $4,527,581 for the year ended June 30, 2024 from $1,647,474 for the year ended June 30, 2023. This was driven by our efforts to expand our customer base and develop new software tailored to the needs of new customers.

Exhibition and conference services increased by $10,661, or 46.2% to $33,750 for the year ended June 30, 2024 from $23,089 for the year ended June 30, 2023. This increase was primarily driven by the recovery of economic activities following the resurgence of COVID-19 cases in Guangdong Province from October to November 2022. Additionally, there was a higher number of exhibitions and conference events during the year ended June 30, 2024.

Cost of revenue

Our cost of revenue comprises mainly payroll cost to our IT professionals, direct support staff cost, traveling expenses and material costs. Cost of revenue increased by $1,850,980 or 467.0% to $2,247,340 for the year ended June 30, 2024 from $396,360 for the year ended June 30, 2023. The cost of revenue increased due to our efforts to expand the customer base, aligning with the overall growth in revenue. As a percentage of revenue, our cost of revenue increased to 49.5% for the year ended June 30, 2024 from 23.9% for the year ended June 30, 2023. The increase was due to a higher number of research projects outsourced by us to third parties, which resulted in a lower profit margin.

Gross profit

Our gross profit increased by $1,033,486, or 81.3%, to $2,304,689 for the year ended June 30, 2024 from $1,271,203 for the year ended June 30, 2023. As a percentage of revenues, our gross margin decreased from 76.1% for the year ended June 30, 2023 to 50.5% for the year ended June 30, 2024. The decrease was due to a higher number of research projects outsourced by us to third parties, which resulted in a lower profit margin.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel, and other expenses relating to our marketing activities.

Selling and marketing expenses decreased by $2,070 or 96.8% from $2,139 for the year ended June 30, 2023 to $69 for the year ended June 30, 2024. The decrease was primarily attributable to a reduction in salaries and benefits for the sales department staff. As we continue to expand our business, we anticipate these expenses will remain relatively stable as a percentage of our net revenues in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses directly relating to our R&D activities. Our R&D expenses increased to $191,504 for the year ended June 30, 2024 from $86,392 for the year ended June 30, 2023. The increase was mainly driven by the growth in research projects, reflecting the expansion of our business. We expect R&D expenses to increase as we develop more new products in future years.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $132,393 or 77.4% from $171,012 for the year ended June 30, 2023 to approximately $303,405 for the year ended June 30, 2024, which was attributable to a combination of higher social insurance fees of $22,413 and increased bad debt expenses of $46,706 for the year ended June 30, 2024, compared with $14,383 and nil for social insurance fees and bad debt expenses for the year ended June 30, 2023, respectively.

Exchange gain

Exchange gain primarily included gain from accounts receivable due to exchange rate fluctuation.

Other income, net

Other income primarily included government subsidies.

Income before income taxes

Our income before income taxes increased by $762,110 to $1,832,763 for the year ended June 30, 2024 from $1,070,653 for the year ended June 30, 2023.

Provision for income taxes

Our provision for income taxes for the years ended June 30, 2024 and 2023 was $284,416 and $74,496, respectively, which were tax expenses mainly generated from our Hong Kong and PRC subsidiaries.

Net Income

Net income increased by $552,190 or 55.4% to $1,548,347 for the year ended June 30, 2024 from $996,157 for the year ended June 30, 2023.

Other comprehensive income

Foreign currency translation adjustments amounted to losses of $9,281 and $98,014 for the years ended on June 30, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of June 30, 2024 were translated at 7.2672 RMB to 1.00 USD as compared to 7.2513 RMB to 1.00USD as of June 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended on June 30, 2024 and 2023 were 7.2248 RMB to 1.00 USD and 6.9536 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $71,590. Our current assets were approximately $3,185,466, and our current liabilities were $1,487,148 as of December 31, 2024. Total retained earnings as of December 31, 2024 were $3,878,142. Our cash flows provided by operating activities was $389,450 for the six months ended December 31, 2024.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain whether we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating private and public offerings, curtailing our business development activities, suspending the pursuit of our business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will be able to raise additional capital if needed.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2024, cash and cash equivalents of approximately RMB507,698 ($69,554), HKD5,951 ($766), USD1,270 were held by the Company and its subsidiaries in mainland China, and Hong Kong. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the six months ended December 31, 2024. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six months ended December 31,
	2024	2023
Net cash provided by operating activities	$389,450	$867,653
Net cash used in financing activities	(355,610)	(795,908)
Effect of exchange rate changes on cash and cash equivalents	(14,059)	22,926
Net increase in cash and cash equivalents	19,781	94,671
Cash and cash equivalents at the beginning of period	51,809	19,396
Cash and cash equivalents at the end of period	$71,590	$114,067

To date, we have financed our operations primarily through borrowings from our stockholders, related and unrelated parties.

Operating Activities

Net cash provided by operating activities was $389,450 for the six months ended December 31, 2024, as compared to $867,653 net cash provided by operating activities for the six months ended December 31, 2023. The net cash provided by operating activities for the six months ended December 31, 2024 was mainly due to our net income of $1,069,327 partially offset by the increase in accounts receivable of $1,193,399. The net cash provided by operating activities for the six months ended December 31, 2023 was mainly due to our net income of $684,393, partially offset by the increase in accounts receivable of $144,789.

Financing Activities

Net cash used in financing activities was $355,610 for the six months ended December 31, 2024, as compared to $795,908 used in for the six months ended December 31, 2023. The net cash used in financing activities for the six months ended on December 31, 2024 and 2023 was mainly amounts due to related parties and deferred IPO costs.